UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: August 12, 2010
Commission File Number: 1-15060
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒                    Form 40-F ☐

This Form 6-K consists of the Basel II Pillar 3 1H10 Report of UBS AG, which appears immediately following this page.

Basel II Pillar 3 First Half 2010 Report

Our Basel II Pillar 3
disclosure for first half 2010.

Contents

3	Introduction
5	Capital
6	Credit risk
17	Investment positions
18	Market risk
20	Operational risk
21	Securitization
22	Interest rate risk in the banking book
23	Information sources

Corporate calendar

Publication of third quarter 2010 results
Tuesday, 26 October 2010

Publication of fourth quarter 2010 results
Tuesday, 8 February 2011

Publication of first quarter 2011 results
Tuesday, 26 April 2011

Annual General Meeting
Thursday, 28 April 2011

Contacts

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Imprint

Publisher: UBS AG, Zurich and Basel, Switzerland
Language: English

© UBS 2010. The key symbol and UBS are among the registered
and unregistered trademarks of UBS. All rights reserved.

Basel II Pillar 3 first half 2010 report

Introduction

This report is an update as of 30 June 2010 of our Basel II Pillar 3 quantitative disclosures published in our Annual Report 2009.

We operate under the Basel II capital adequacy framework. This framework consists of three pillars, each of which focuses on a different aspect of capital adequacy. Pillar 1 provides a framework for measuring minimum capital requirements for the credit, market and operational risks faced by banks. Pillar 2 addresses the principles of the supervisory review process, emphasizing the need for a qualitative approach to supervising banks. The aim of Pillar 3 is to encourage market discipline by requiring banks to publish a range of disclosures on risk and capital.
The Swiss Financial Market Supervisory Authority (FINMA) requires us to publish comprehensive quantitative and qualitative Pillar 3 disclosures at least annually, and an update of quantitative disclosures and any significant changes to qualitative information at least semi-annually. This report presents our Basel II Pillar 3 disclosures as of 30 June 2010, and consists mainly of quantitative disclosures complemented with explanatory texts where needed.
è	Qualitative disclosures related to our risk management and control definitions and risk exposures as well as to capital management can be found in the “Risk management and control” and “Treasury management” sections of our Annual Report 2009

    In certain cases, our Pillar 3 disclosures may differ from the way we manage our risks and how these risks are disclosed in our quarterly reports and in sections of our annual reports other than the Basel II Pillar 3 section.

Overview of disclosures

This table provides an overview of our Basel II Pillar 3 disclosures in our Annual Report 2009.

Basel II Pillar 3 requirement	Disclosure in the Annual Report 2009

Capital structure	“Capital management” section

Capital adequacy	“Capital management” and “Basel II Pillar 3” sections

Risk management objectives, policies and methodologies (qualitative disclosure)	“Risk management and control” section

Credit risk	“Basel II Pillar 3” section

Investment positions	“Basel II Pillar 3” section

Market risk	“Risk management and control” section

Securitization	“Basel II Pillar 3” section

Operational risk	“Risk management and control” section

Interest rate risk in the banking book	“Basel II Pillar 3” section

Basel II Pillar 3 first half 2010 report

Description of risk exposure measures
and capital requirements

Measures of risk exposure may differ depending on the purpose for which exposures are calculated: financial accounting under International Financial Reporting Standards (IFRS), determination of our regulatory capital or our internal management of the firm. Our Basel II Pillar 3 disclosures are generally based on the measures of risk exposure that are used to calculate the regulatory capital that is required to underpin those risks.

The table below provides a summary of the approaches we use for the main risk categories for the determination of regulatory capital.
The naming conventions for the “Exposure segments” used in the following tables are based on the Bank for International Settlements (BIS) rules and differ from those under Swiss and EU regulations. For example, “Sovereigns” under the BIS naming convention equate to “Central governments and central banks” as used under the Swiss and EU regulations. Similarly, “Banks” equate to “Institutions” and “Residential mortgages” equate to “Claims secured on residential real estate.”
Although we determine published risk-weighted assets according to the Basel II Capital Accord (BIS guidelines), our calculation of the regulatory capital requirement is based on the regula-
tions of FINMA, which are more conservative and therefore result in higher risk-weighted assets. Generally, the scope of consolidation for purposes of calculating these regulatory capital requirements follows the IFRS consolidation rules for subsidiaries directly or indirectly controlled by UBS Group (Group), which are active in the banking and finance business, but excludes subsidiaries in other sectors. The significant operating subsidiary companies in the Group consolidated for IFRS purposes are listed in “Note 34 Significant subsidiaries and associates” in the “Financial information” section of our Annual Report 2009. More specifically, the main differences in the basis of consolidation for IFRS and regulatory capital purposes relate to the following entity types and apply regardless of our level of control:
–	Real estate and commercial companies, as well as collective investment schemes, are not consolidated for regulatory capital purposes, but are risk-weighted.
–	Insurance companies are not consolidated for regulatory capital purposes, but are deducted from capital.
–	Securitization vehicles are not consolidated for regulatory capital purposes, but are treated under the securitization framework.
–	Joint ventures that are controlled by two ventures are fully consolidated for regulatory capital purposes, whereas they are valued under equity method accounting for IFRS.

Category	UBS approach

Credit risk
Under the advanced internal ratings-based (advanced IRB) approach applied for the majority of our businesses, credit risk weights are determined by reference to internal counterparty ratings and loss given default estimates. We use internal models, approved by FINMA, to measure the credit risk exposures to third parties on over-the-counter derivatives and repurchase-style (repo-style) transactions. For a subset of our credit portfolio, we apply the standardized approach based on external ratings.

Non-counterparty related risk	Non-counterparty related assets such as our premises, other properties and equipment require capital underpinning according to prescribed regulatory risk weights.

Settlement risk	Capital requirements for failed transactions are determined according to the rules for failed trades and non-delivery-versus-payment transactions under the BIS Basel II framework.

Equity exposures outside trading book	Simple risk weight method under the advanced IRB approach.

Market risk	Regulatory capital requirement is derived from our Value-at-Risk (VaR) model, which is approved by FINMA.

Operational risk	We have developed a model to quantify operational risk which meets the regulatory capital standard under the Basel II advanced measurement approach (AMA).

Securitization exposures	Securitization exposures in the banking book are assessed using the advanced IRB approach, applying risk weights based on external ratings.

Capital

The “Detailed segmentation of BIS risk-weighted assets” table below provides a granular breakdown of our risk-weighted assets. The table also shows the net exposure at default (net EAD) per category for the current disclosure period, which forms the basis for the calculation of the risk-weighted assets.
è	For further information of risk-weighted assets or the determination of the eligible capital, please refer to the “Capital management” section of our Annual Report 2009 and to the “Capital management” section of our second quarter 2010 financial report

Detailed segmentation of BIS risk-weighted assets

	30.6.10						31.12.09
Net EAD		Basel II RWA
		Advanced		Standardized
CHF million		IRB approach		approach	Total		Total

Credit risk	622,531	93,569		31,542	125,111		127,218

Sovereigns	153,273	8,235		384	8,619		7,060

Banks	110,456	14,532		1,791	16,324		18,305

Corporates	170,480	56,931		26,367	83,298		83,179

Retail

Residential mortgages	120,432	10,228		633	10,861		13,498

Lombard lending	63,566	3,122		0	3,122		2,682

Other retail	4,324	522		2,367	2,888		2,496

Securitization exposures[1]	23,855	7,849			7,849		8,515

Non-counterparty related risk	17,898			6,706	6,706		7,026

Settlement risk (failed trades)	179	109		65	174		103

Equity exposures outside trading book	1,285	4,596	[2]		4,596		4,657

Market risk		11,367	[3]		11,367		12,861

Operational risk		49,046	[4]		49,046		46,144

Total BIS risk-weighted assets	665,746	166,536		38,313	204,848		206,525

Additional risk-weighted assets according to FINMA regulations					18,035	[5]	19,103

Total FINMA risk-weighted assets					222,883	[6]	225,628

1 On 30 June 2010, approximately CHF 3 billion of the securitization exposures are deducted from capital and therefore do not generate RWA.   2 Simple risk weight method.   3 Value-at-Risk approach.   4 Advanced measurement approach.   5 Reflects an additional charge of 10% on credit risk RWA for exposures treated under the standardized approach, a FINMA surcharge of 200% for RWA of non-counterparty related assets and additional FINMA requirements for market risk.   6 As of 30 June 2010, the FINMA tier 1 ratio amounts to 15.1% and the FINMA total capital ratio to 18.8%. Taking into account the effects from the transitional provisions of the capital floor, which require 5% of the total FINMA RWA, FINMA RWA would increase by CHF 11.1 billion, resulting in a FINMA tier 1 ratio of 14.4% and a FINMA total capital ratio of 17.9%.

Basel II Pillar 3 first half 2010 report

Credit risk

The tables in this section provide details on the exposures used to determine our credit risk regulatory capital. The parameters applied under the advanced IRB approach are generally based on the same methodologies, data and systems used by the firm for internal credit risk quantification, except where certain treatments are specified by regulatory requirements. These include, for example, the application of regulatory prescribed floors and multipliers, as well as differences with respect to eligibility criteria and exposure definitions. The exposure information presented in this section differs therefore from that disclosed in the “Risk management and control” section in our Annual Report 2009. Similarly, the regulatory capital prescribed measure of credit risk exposure also differs from that required under IFRS.
With respect to the calculation of derivative exposures for determining our required regulatory capital, we have received approval from FINMA to apply the effective expected positive exposure (EPE) as defined in Annex 4 to the Basel II framework. For a minor part of the derivatives portfolio, we also apply the current exposure method (based on the replacement value of derivatives in combination with a regulatory-prescribed add-on).
The regulatory net credit exposure detailed in the tables in this section is shown as the Basel II EAD after applying collateral, netting and other eligible risk mitigants permitted by the relevant regulations. This section also presents information on impaired and defaulted assets in a segmentation which is consistent with the regulatory capital calculation.

Credit risk exposures and risk-weighted assets

This table shows our average regulatory gross credit exposure and the derivation of risk-weighted assets from the regulatory gross credit exposure. Our risk-weighted assets remained broadly stable on 30 June 2010 compared with 31 December 2009, and the increase in our regulatory gross and net credit exposure was primarily due to increased deposits with central banks in Switzerland and Europe.

					Average regulatory	Risk-weighted
	Exposure				risk weighting[2]	assets
	Average		Less: regulatory
	regulatory gross	Regulatory gross	credit risk offsets	Regulatory net
CHF million	credit exposure	credit exposure	and adjustments[1]	credit exposure

Cash and balances with central banks	35,572	60,698		60,698	2%	1,140

Due from banks	26,697	23,762	(6,854)	16,908	23%	3,812

Loans	262,108	265,594	(7,218)	258,376	17%	44,411

Financial assets designated at fair value	9,480	9,318	(4,857)	4,462	37%	1,672

Off-balance sheet[3]	42,441	42,612	(356)	42,256	27%	11,385

Banking products	376,298	401,984	(19,284)	382,700	16%	62,420

Derivatives	97,109	93,439		93,439	41%	37,930

Securities financing	49,543	55,423		55,423	9%	5,216

Traded products	146,652	148,863		148,863	29%	43,146

Trading portfolio assets	17,472	8,623		8,623	83%	7,174

Financial investments available-for-sale[4]	70,568	70,261		70,261	2%	1,213

Accrued income and prepaid expenses	5,622	5,807	(109)	5,697	86%	4,892

Other assets	7,205	7,265	(877)	6,388	98%	6,267

Other products	100,866	91,956	(987)	90,970	21%	19,547

Total 30.6.10	623,816	642,803	(20,272)	622,531	20%	125,111

Total 31.12.09	630,562	610,036	(24,487)	585,549	22%	127,218

1 Regulatory credit risk offsets and adjustments mainly include margin accounts for derivatives.   2 The derivation of RWA is based on the various credit risk parameters of the advanced IRB approach and the standardized approach, respectively.   3 Includes contingent claims and undrawn irrevocable credit facilities.   4 Excludes equity positions. Includes high-quality liquid short-term securities issued by governments and government-controlled institutions following our strategic decision to rebalance our liquidity reserve, which led to a shift from repurchase agreements and trading positions into debt instruments available-for-sale.

Regulatory gross credit exposure by geographical region

This table provides a breakdown of our portfolio by major types of credit exposure according to classes of financial instruments and geographical regions. The geographical distribution is based on the legal domicile of the customer.

							Total regulatory	Total regulatory
						Africa /	gross credit	net credit
CHF million	Switzerland	Other Europe	North America[1]	Latin America	Asia / Pacific	Middle East	exposure	exposure

Cash and balances with central banks	28,876	19,916	7,221		4,686		60,698	60,698

Due from banks	807	13,181	4,717	226	4,458	373	23,762	16,908

Loans	160,074	28,072	57,176	4,461	12,134	3,677	265,594	258,376

Financial assets designated at fair value	4	1,355	7,568	17	346	27	9,318	4,462

Off-balance sheet	6,802	8,080	25,305	502	1,448	475	42,612	42,256

Banking products	196,562	70,604	101,987	5,206	23,072	4,552	401,984	382,700

Derivatives	7,511	40,650	35,101	469	8,282	1,426	93,439	93,439

Securities financing	9,906	17,073	19,510	68	8,431	436	55,423	55,423

Traded products	17,416	57,723	54,611	537	16,713	1,863	148,863	148,863

Trading portfolio assets		1,964	5,211	283	1,147	17	8,623	8,623

Financial investments available-for-sale[2]	666	23,191	40,276	3	5,996	130	70,261	70,261

Accrued income and prepaid expenses	375	769	4,459	23	165	16	5,807	5,697

Other assets	3,073	2,011	1,861	1	300	20	7,265	6,388

Other products	4,115	27,935	51,807	309	7,607	183	91,956	90,970

Total regulatory gross credit exposure 30.6.10	218,093	156,263	208,404	6,052	47,392	6,598	642,803	622,531

Total regulatory gross credit exposure 31.12.09	187,283	154,601	204,709	5,344	52,550	5,548	610,036	585,549

1 North America includes the Caribbean.   2 Excludes equity positions.

Basel II Pillar 3 first half 2010 report

Regulatory gross credit exposure by counterparty type

This table provides a breakdown of our portfolio by major type of credit exposure according to classes of financial instruments and counterparty type.

			Public entities
			(including	Banks and	Total regulatory	Total regulatory
	Private		sovereigns and	multilateral	gross credit	net credit
CHF million	individuals	Corporates[1]	central banks)	institutions	exposure	exposure

Cash and balances with central banks		3	60,477	218	60,698	60,698

Due from banks			174	23,588	23,762	16,908

Loans	159,519	99,400	6,675		265,594	258,376

Financial assets designated at fair value		5,112	17	4,189	9,318	4,462

Off-balance sheet	2,874	37,691	749	1,297	42,612	42,256

Banking products	162,393	142,207	68,092	29,292	401,984	382,700

Derivatives	1,967	49,992	18,963	22,517	93,439	93,439

Securities financing	67	32,590	9,839	12,927	55,423	55,423

Traded products	2,034	82,583	28,801	35,444	148,863	148,863

Trading portfolio assets		8,157	325	140	8,623	8,623

Financial investments available-for-sale[2]	2	3,522	61,675	5,061	70,261	70,261

Accrued income and prepaid expenses	4,309	1,161	67	269	5,807	5,697

Other assets	1,901	4,612	184	567	7,265	6,388

Other products	6,213	17,453	62,251	6,037	91,956	90,970

Total regulatory gross credit exposure 30.6.10	170,641	242,242	159,145	70,774	642,803	622,531

Total regulatory gross credit exposure 31.12.09	165,012	227,330	138,717	78,977	610,036	585,549

1 Includes corporates and non-banks financial institutions.   2 Excludes equity positions.

Regulatory gross credit exposure by residual contractual maturity

This table provides a breakdown of our portfolio by major type of credit exposure according to classes of financial instruments and maturity. The maturity distribution is based on the residual contractual tenor.

					Total regulatory	Total regulatory
	Due in	Due over	Due over		gross credit	net credit
CHF million	1 year or less	1 to 5 years	5 years	Other[1]	exposure	exposure

Cash and balances with central banks				60,698	60,698	60,698

Due from banks	2,033	249	110	21,370	23,762	16,908

Loans	105,046	75,492	40,850	44,206	265,594	258,376

Financial assets designated at fair value	1,377	5,820	2,023	97	9,318	4,462

Off-balance sheet	9,725	30,421	1,839	626	42,612	42,256

Banking products	118,181	111,983	44,822	126,997	401,984	382,700

Derivatives	36,560	22,804	34,075		93,439	93,439

Securities financing	10,294	8	100	45,021	55,423	55,423

Traded products	46,854	22,812	34,175	45,021	148,863	148,863

Trading portfolio assets	927	5,907	1,702	88	8,623	8,623

Financial investments available-for-sale[2]	53,548	12,299	4,414		70,261	70,261

Accrued income and prepaid expenses				5,807	5,807	5,697

Other assets				7,265	7,265	6,388

Other products	54,474	18,206	6,116	13,160	91,956	90,970

Total regulatory gross credit exposure 30.6.10	219,510	153,001	85,114	185,178	642,803	622,531

Total regulatory gross credit exposure 31.12.09	249,047	151,651	83,350	125,988	610,036	585,549

1 Includes positions without an agreed residual contractual maturity, for example, loans without a fixed term on which notice of termination has not been given.   2 Excludes equity positions.

Derivation of regulatory net credit exposure

This table provides the derivation of our regulatory net credit exposure from our regulatory gross credit exposure according to the advanced IRB approach and the standardized approach. The table also provides a breakdown according to Basel II defined exposure segments.

	Advanced IRB	Standardized	Total	Total
CHF million	approach	approach	30.6.10	31.12.09

Total regulatory gross credit exposure	512,615	130,188	642,803	610,036

Less: regulatory credit risk offsets and adjustments[1]	(14,539)	(5,733)	(20,272)	(24,487)

Total regulatory net credit exposure	498,076	124,455	622,531

Total 31.12.09	445,526	140,024		585,549

Breakdown of the regulatory net credit exposure by exposure segment

Corporates	137,089	33,390	170,480	165,246

Sovereigns	72,968	80,305	153,273	128,957

Banks	104,182	6,273	110,456	109,049

Retail

Residential mortgages	119,077	1,355	120,432	119,859

Lombard lending	63,566		63,566	58,723

Other retail	1,194	3,132	4,324	3,714

Total regulatory net credit exposure	498,076	124,455	622,531

Total 31.12.09	445,526	140,024		585,549

1 Regulatory credit risk offsets and adjustments mainly include margin accounts for derivatives.

Regulatory gross credit exposure covered by guarantees and credit derivatives

This table provides a breakdown of our regulatory gross credit exposures covered by guarantees, and those covered by credit derivatives according to Basel II defined exposure segments. These exposure segments are defined as follows:
Corporates consists of all exposures that do not fit into any of the other exposure segments in the table below. It includes private commercial entities such as corporations, partnerships or proprietorships, insurance companies, funds, exchanges and clearing houses.
Sovereigns (“Central governments and central banks” under Swiss and EU regulations) consists of exposures relating to sovereign states and their central banks, the Bank for International Settlements (BIS), the International Monetary Fund (IMF), the European Union including the European Central Bank and eligible multilateral development banks (MDB).
Banks (“Institutions” under Swiss and EU regulations) consists of exposures to banks, i.e. legal entities holding a banking license. It also includes securities firms that are subject to supervisory and regulatory arrangements comparable to those applied to banks according to the Basel II Revised
Framework, including, in particular, risk-based capital requirements. Basel II also defines this regulatory exposure segment such that it contains exposures to public sector entities with tax raising power or whose liabilities are fully guaranteed by a public entity.
Residential mortgages (“Claims secured on residential real estate” under Swiss and EU regulations) consists of residential mortgages, regardless of exposure size, if the obligor owns and occupies or rents out the mortgaged property.
Lombard lending consists of loans which are made against the pledge of eligible marketable securities or cash.
Other retail consists of exposures to small businesses, private clients and other retail customers without mortgage financing.
The exposure amounts in the table reflect the values used for determining regulatory capital. However, we utilize credit hedging to reduce concentrated exposure to individual names or sectors or in specific portfolios, which is not fully reflected in the regulatory numbers in this section.
è	For further information on credit risk mitigation, please refer to the “Credit risk” section of our Annual Report 2009

	Exposure covered by	Exposure covered by
CHF million	guarantees[1]	credit derivatives

Exposure segment

Corporates	3,594	25,168

Sovereigns	95	4

Banks	363	287

Retail

Residential mortgages	11

Lombard lending	284

Other retail	46

Total regulatory gross credit exposure 30.6.10	4,395	25,458

Total regulatory gross credit exposure 31.12.09	4,746	24,978

1 Includes guarantees and stand-by letters of credit provided by third parties, mainly banks.

Basel II Pillar 3 first half 2010 report

Advanced IRB approach

Advanced IRB approach: regulatory net credit exposure by UBS-internal rating

This table provides a breakdown of the regulatory net credit exposure of our credit portfolio using the advanced IRB approach according to our internal rating classes.

	UBS-internal rating
							Total regulatory net
	Investment grade			Sub-investment grade		Defaulted[1]	credit exposure
CHF million	0 / 1	2 / 3	4 / 5	6–8	9–13		30.6.10	31.12.09

Regulatory net credit exposure-weighted average PD	0.006%	0.058%	0.278%	0.930%	5.809%		0.518%	0.548%

Exposure segment

Corporates	4,982	51,908	31,461	28,686	16,204	3,848	137,089	128,146

Sovereigns	50,824	21,018	811	176	131	8	72,968	36,163

Banks	7,066	84,258	10,677	1,834	316	32	104,182	103,280

Retail

Residential mortgages	1	4,876	55,456	52,885	5,333	525	119,077	118,213

Lombard lending		54,311	6,100	2,184	863	107	63,566	58,723

Other retail		155	58	955	17	9	1,194	1,000

Total 30.6.10	62,874	216,527	104,564	86,719	22,863	4,529	498,076

Total 31.12.09	27,748	205,085	101,119	84,659	20,805	6,109		445,526

1 Values of defaulted derivative contracts are based on replacement values including “add-ons” used in the calculation of regulatory capital.

Advanced IRB approach: exposure-weighted average loss given default by UBS-internal rating

This table provides a breakdown of the net exposure-weighted average loss given default (LGD) for our credit portfolio exposures calculated using the advanced IRB approach, according to our internal rating classes. Undrawn commitments included in the advanced IRB approach are CHF 59.6 billion with a net EAD of CHF 31.0 billion and an average regulatory risk weighting of 26%.

	UBS-internal rating
						Regulatory net credit exposure-
	Investment grade			Sub-investment grade		weighted average LGD (%)
	0 / 1	2 / 3	4 / 5	6–8	9–13	30.6.10	31.12.09

Regulatory net credit exposure-weighted average LGD (%)

Corporates	37	36	33	30	25	33	31

Sovereigns	40	49	52	40	82	42	44

Banks	14	24	34	41	48	25	29

Retail

Residential mortgages	10	10	10	10	10	10	10

Lombard lending		20	20	20	20	20	20

Other retail		20	12	41	16	36	35

Average 30.6.10	37	28	20	18	22	26

Average 31.12.09	35	29	20	18	21		25

Advanced IRB approach: exposure-weighted average risk weight by UBS-internal rating

This table provides a breakdown of the net exposure-weighted average risk weight for our credit portfolio exposures, calculated using the advanced IRB approach according to our internal rating classes.

	UBS-internal rating
						Regulatory net credit exposure-
	Investment grade			Sub-investment grade		weighted average risk weight
in %	0 / 1	2 / 3	4 / 5	6–8	9–13	30.6.10	31.12.09

Regulatory net credit exposure-weighted average risk weight

Corporates	11	18	36	52	84	39	42

Sovereigns	2	28	57	84	280	11	17

Banks	4	9	34	84	144	13	15

Retail

Residential mortgages	1	2	5	10	23	8	10

Lombard lending		3	11	12	30	5	4

Other retail		3	6	49	25	41	42

Average 30.6.10	3	12	18	26	70	18

Average 31.12.09	5	12	19	28	68		20

Standardized approach

The standardized approach is generally applied where it is not possible to use the advanced IRB approach and / or where an exemption from the advanced IRB approach has been granted by FINMA. The standardized approach requires banks to use risk assessments prepared by external credit assessment institutions (ECAI) or export credit agencies to determine the risk weightings applied to rated counterparties.

We use ECAI risk assessments to determine the risk weightings for certain components of the following classes of exposure:
–	central governments and central banks;
–	regional governments and local authorities;
–	multilateral development banks;
–	institutions; and
–	corporates.
The risk weights are based on regulatory values or external ratings.
We have selected three FINMA-recognized external credit assessment institutions for this purpose – Moody’s Investors Service, Inc., Standard & Poor’s Ratings Group and Fitch Group. The mapping of external ratings to the standardized approach risk weights is determined by FINMA and is published on their website.

Basel II Pillar 3 first half 2010 report

Regulatory gross and net credit exposure by risk weight under the standardized approach

This table provides a breakdown of the regulatory gross and net credit exposure by risk weight for our credit portfolio exposures treated under the standardized approach, according to Basel II defined exposure segments.

	Total exposure					Total exposure
CHF million	0%	>0–35%	36–75%	76–100%	150%	30.6.10	31.12.09

Regulatory gross credit exposure

Corporates	1	8,736	957	27,487	922	38,103	42,159

Sovereigns[1]	79,866	69		406		80,341	92,843

Banks	1	4,769	1,501	106	1	6,379	6,821

Retail

Residential mortgages		306	1,049	866	1	2,221	1,646

Lombard lending

Other retail			3,119		26	3,145	2,731

Total 30.6.10	79,868	13,880	6,624	28,865	950	130,188

Total 31.12.09	92,176	17,444	7,209	28,256	1,115		146,200

Regulatory net credit exposure[2]

Corporates	1	8,736	957	22,791	906	33,390	37,100

Sovereigns[1]	79,866	69		370		80,305	92,794

Banks	1	4,665	1,500	106	1	6,273	5,769

Retail

Residential mortgages		306	1,049		1	1,355	1,646

Lombard lending

Other retail			3,106		26	3,132	2,715

Total 30.6.10	79,868	13,775	6,612	23,267	934	124,455

Total 31.12.09	92,176	17,428	6,157	23,148	1,115		140,024

1 Includes high-quality liquid short-term securities issued by governments and government-controlled institutions following our strategic decision to rebalance our liquidity reserve, which led to a shift from repurchase agreements and trading positions into debt instruments available-for-sale.   2 For traded products, the regulatory gross credit exposure is equal to the regulatory net credit exposure.

Eligible financial collateral recognized under standardized approach

This table provides a breakdown of the financial collateral, which is eligible for recognition in the regulatory capital calculation under the standardized approach, according to Basel II defined exposure segments.

	Regulatory net credit exposure		Eligible financial collateral
	under standardized approach		recognized in capital calculation[1]
CHF million	30.6.10	31.12.09	30.6.10	31.12.09

Exposure segment

Corporates	33,390	37,100	7,003	20,852

Sovereigns	80,305	92,794	36	60

Banks	6,273	5,769	2,580	4,916

Retail

Residential mortgages	1,355	1,646	866

Lombard lending

Other retail	3,132	2,715	13	18

Total	124,455	140,024	10,497	25,847

1 The eligible financial collateral reflects the impact of the application of regulatory haircuts. For traded products, it is the difference between the IFRS reported values and the regulatory net credit exposure.

Impairment, default and credit loss

As illustrated in the tables below, our impaired assets decreased 33% on 30 June 2010 compared with 31 December 2009, mainly due to sales of legacy loan positions and reductions in our impaired derivative exposures.

Impaired assets by geographical region

This table provides a breakdown of credit exposures arising from impaired assets and allowances / provisions by geographical region, based on the legal domicile of the customer. Our impaired asset exposures include loans, off-balance sheet claims, securities financing transactions and derivative contracts.

							Total allowances,
				Exposure net of		Total allowances,	provisions and
			Specific allowances,	specific allowances,		provisions and	specific credit
			provisions and	provisions and	Collective	specific credit	valuation
	Regulatory gross		credit valuation	credit valuation	allowances and	valuation	adjustments
CHF million	credit exposure	Impaired assets[1]	adjustments	adjustments	provisions[2]	adjustments[2]	31.12.09

Switzerland	218,093	1,280	(741)	539	(47)	(788)	(885)

Other Europe	156,263	1,663	(233)	1,430		(233)	(1,185)

North America[3]	208,404	4,495	(2,071)	2,424		(2,071)	(3,584)

Latin America	6,052	24	(19)	5		(19)	(25)

Asia / Pacific	47,392	458	(88)	370		(88)	(121)

Africa / Middle East	6,598	97	(89)	8		(89)	(80)

Total 30.6.10	642,803	8,016	(3,241)	4,775	(47)	(3,288)

Total 31.12.09	610,036	11,920	(5,831)	6,090	(49)		(5,881)

1 Values of defaulted derivative contracts (CHF 2,701 million) are based on replacement values and do not include “add-ons” used in the calculation of regulatory capital.   2 Collective credit valuation adjustments for derivatives of CHF 1.7 billion are partially included in the upper tier 2 capital and therefore not included in this table.   3 North America includes the Caribbean.

Impaired assets by exposure segment

This table shows a breakdown of credit exposures arising from impaired assets and allowances / provisions according to Basel II defined exposure segments.

							Total allowances,
					Total allowances,		provisions and
			Specific allowances,		provisions and		specific credit
			provisions and	Collective	specific credit	Write-offs for the	valuation
	Regulatory gross		credit valuation	allowances and	valuation	six-month period	adjustments
CHF million	credit exposure	Impaired assets[1]	adjustments	provisions[2]	adjustments[2]	ended 30.6.10	31.12.09

Corporates	204,191	7,351	(2,893)		(2,893)	(1,351)	(5,470)

Sovereigns	153,440	14	(10)		(10)	(1)	(10)

Banks	95,749	45	(37)		(37)		(42)

Retail

Residential mortgages	121,392	278	(79)		(79)		(92)

Lombard lending	63,654	257	(159)		(159)	(1)	(147)

Other retail	4,376	71	(62)		(62)	(17)	(71)

Not allocated segment[3]				(47)	(47)		(49)

Total 30.6.10	642,803	8,016	(3,241)	(47)	(3,288)	(1,369)

Total 31.12.09	610,036	11,920	(5,831)	(49)	(5,881)	(2,046)	(5,881)

1 Values of defaulted derivative contracts (CHF 2,701 million) are based on replacement values and do not include “add-ons” used in the calculation of regulatory capital.   2 Collective credit valuation adjustments for derivatives of CHF 1.7 billion are partially included in the upper tier 2 capital and therefore not included in this table.   3 Collective loan loss allowances and provisions are not allocated to individual counterparties and thus also not to exposure segments.

Basel II Pillar 3 first half 2010 report

Changes in allowances, provisions and specific credit valuation adjustments

This table provides a breakdown of movements in the specific and collective allowances and provisions for impaired assets, including changes in the credit valuation adjustments for derivatives.

	Specific
	allowances and		Total specific
	provisions for	Specific credit	allowances,		For the	For the
	banking products	valuation	provisions and	Collective	six-month	twelve-month
	and securities	adjustments for	credit valuation	allowances and	period ended	period ended
CHF million	financing	derivatives	adjustments	provisions[1]	30.6.10	31.12.09

Opening balance as at 1.1.10	2,771	3,060	5,831	49	5,881	Opening balance as of 1.1.09	7,275

Write-offs	(1,369)		(1,369)		(1,369)		(2,046)

Recoveries (on written-off positions)	19		19		19		52

Increase / (decrease) in allowances, provisions and specific credit valuation adjustments[2]	(66)	(1,273)	(1,339)	(2)	(1,341)		1,110

Foreign currency translations and other adjustments	77	23	99		99		(460)

Transfers							(51)

Closing balance as at 30.6.10	1,431	1,810	3,241	47	3,288	Closing balance as at 31.12.09	5,881

1 Collective credit valuation adjustments for derivatives of CHF 1.7 billion are partially included in the upper tier 2 capital and therefore not included in this table.   2 Total actual credit loss (credit loss expense and changes in specific credit valuation adjustments for derivatives recognized in net trading income).

Total credit loss

This table provides a breakdown of the credit (loss) / recovery amount charged against our income statement in the first six months of 2010, according to Basel II defined exposure segments of the advanced IRB approach.
A semi-annual comparison between our annualized expected credit loss and our actual credit loss for the first six months of 2010 is not meaningful. A comparison of our expected loss versus actual loss will be provided in our full-year Basel II Pillar 3 report for 2010.
The release of specific credit valuation adjustments was primarily related to monoline insurers and was mainly a reversal of credit valuation adjustments established in 2008. The actual net recovery in the first six months of 2010 was primarily due to recoveries on certain legacy leveraged finance positions, which more than offset credit losses in our portfolio of reclassified assets.

	Actual credit (loss) / recovery and credit valuation adjustments
				For the twelve-month
	For the six-month period ended 30.6.10			period ended 31.12.09
			Total actual
		Specific credit valuation	credit (loss) / recovery	Total actual credit loss
	Actual credit	adjustments for	and credit valuation	and credit valuation
CHF million	(loss) / recovery	defaulted derivatives	adjustments	adjustments

Corporates[1]	67	1,273	1,340	(1,093)

Sovereigns				1

Banks	2		2	(22)

Retail

Residential mortgages	3		3	(1)

Lombard lending	(5)		(5)	52

Other retail	(1)		(1)	(30)

Not specified[2]	3		3	(17)

Total	68	1,273	1,341	(1,110)

1 Includes actual credit losses from reclassified securities, which amounted to CHF 85 million for the first half 2010.   2 Includes changes in collective loan loss allowances and provisions.

Other credit risk tables

Credit exposure of derivative instruments

This table provides an overview of our credit exposures arising from derivatives. Exposures are provided based on the balance sheet carrying values of derivatives as well as regulatory net credit exposures. The net balance sheet credit exposure differs from the regulatory net credit exposures because of differences in valuation methods, and the netting and collateral deductions used for accounting and regulatory capital purposes. Specifically, net current credit exposure is derived from gross positive replacement values, whereas regulatory net credit exposure is calculated using our internal credit risk exposure models.

CHF million	30.6.10	31.12.09

Gross positive replacement values	504,210	424,548

Netting benefits recognized[1]	(380,798)	(313,172)

Collateral held	(52,240)	(38,012)

Net current credit exposure	71,172	73,364

Regulatory net credit exposure (total counterparty credit risk)[2]	93,439	96,063

of which treated with internal models (effective expected positive exposure (EPE))[2]	79,634	79,111

of which treated with supervisory approaches (current exposure method)[2]	13,805	16,952

Breakdown of the collateral held

Cash collateral	46,952	34,049

Securities collateral and debt instruments collateral (excluding equity)	5,054	3,243

Equity instruments collateral	145	95

Other collateral	89	625

Total collateral held	52,240	38,012

1 Derivatives exposure based on accounting definition (consolidation scope for capital) measured as gross positive replacement values with netting benefits from negative replacement values with the same counterparty.   2 Derivatives exposure is defined a s regulatory net credit risk exposure.

Credit derivatives1,2

This table provides an overview of our credit derivative portfolio by product group using notional values. The table also provides a breakdown of credit derivative positions used to manage our own credit portfolio (banking book for regulatory capital purposes) risks and risks arising through intermediation activities (trading book for regulatory capital purposes).

	Regulatory banking book			Regulatory trading book			Total
Notional amounts,	Protection	Protection		Protection	Protection
CHF million	bought	sold	Total	bought	sold	Total	30.6.10	31.12.09

Credit Default Swaps	34,840		34,840	1,277,916	1,222,289	2,500,206	2,535,046	2,466,954

Total Return Swaps				3,804	3,489	7,293	7,293	11,123

Total 30.6.10	34,840		34,840	1,281,721	1,225,778	2,507,499	2,542,339

Total 31.12.09[3]	36,353		36,353	1,254,586	1,187,139	2,441,725		2,478,077

1 Notional amounts of credit derivatives are based on accounting definitions and do not include any netting benefits. For capital underpinning of the counterparty credit risk of derivative positions, the effective expected positive exposure (or current exposure method) is taken.   2 Notional amounts are reported based on regulatory scope of consolidation and do not include options and warrants.   3 The reporting of notional amounts split between regulatory banking book and regulatory trading book have been aligned to reflect the allocation used for capital calculation under Pillar 1. On 31 December 2009, total regulatory banking book notional amounts were previously reported as CHF 22,633 million, of which CHF 22,043 million was protection bought and CHF 589 million was protection sold. At the same date, total regulatory trading book notional amounts were previously reported as CHF 2,455,445 million, of which CHF 1,268,895 million was protection bought and CHF 1,186,550 million was protection sold.

Our credit derivative trading is predominately on a collateralized basis. This means that our credit exposures arising from our derivatives activities with collateralized counterparties are typically reduced to nominal levels on a regular basis by the use of collateral.
Derivatives trading with counterparties with higher credit ratings (for example a large bank or broker-dealer) is typically under an International Swaps and Derivatives Association (ISDA) master agreement, and credit exposures to those counterparties from credit defaults swaps (CDS), together with exposures from other over-the-counter (OTC) derivatives, are netted and included in the calculation of the collateral required to be posted. Trading with lower rated counterparties (for example, hedge funds) would also generally require an initial margin to be posted by the counterparty.
We therefore receive collateral from, or post collateral to, our counterparties based on our open net receivable or net payable from OTC derivative activities. Under the terms of the ISDA master agreement and like forms, that collateral (which generally takes the form of cash or highly liquid fixed income securities) is generally available to cover any amounts due under those derivative contracts.
Settlement risk (including payment risk) of CDS has been mitigated to some extent by the development of a market-wide credit event auction process, which has resulted in a widespread shift to the cash settlement of CDS following a credit event on a reference entity.
The vast majority of our CDS trading activity is conducted by the Investment Bank. The “Credit derivatives portfolio split by

Basel II Pillar 3 first half 2010 report

counterparty” table provides further analysis of the Investment Bank’s CDS counterparties, based on notional amount of CDS protection purchased and sold. The analysis shows that on 30 June 2010, the vast majority of the Investment Bank’s CDS coun-

terparties were market professionals. Based on the same notional measure, approximately 99% of these counterparties were rated investment grade and approximately 99% of the CDS activity was traded on a collateralized basis on 30 June 2010.

Credit derivatives portfolio split by counterparty1

	30.6.10
in %	of total notional	of buy notional	of sell notional

Portfolio segment

Developed markets commercial banks	64	64	65

Broker-dealers, investment and merchant banks	25	26	25

Hedge funds	1	1	2

All other	10	9	8

1 Counterparty analysis based on notional CDS exposures of Investment Bank sourced from credit risk systems.

Investment positions

Equities disclosure for banking book positions

This table provides an overview of our equity investments held in the banking book for regulatory capital purposes. The calculation of equity investment exposure for financial accounting under IFRS differs from that required for regulatory capital purposes. The table illustrates these two measures of exposure as well as the key differences between them.

	Book value
CHF million	30.6.10	31.12.09

Equity investments

Financial investments available-for-sale	1,344	1,351

Financial assets designated at fair value	857	841

Investments in associates	898	870

Total equity investments under IFRS	3,099	3,062

Consolidation scope adjustment	(26)	(30)

Other positions designated equity exposures under BIS	437	743

Total equity exposure under BIS	3,510	3,774

of which: to be risk-weighted

publicly traded	1,177	1,452

privately held	1,019	1,110

of which: deducted from equity	1,314	1,212

Capital requirement according to simple risk weight method	368	373

Total capital charge	1,682	1,585

Unrealized gains included in tier 2 capital	56	50

The IFRS view differs from the regulatory capital view primarily due to: (i) differences in the basis of valuation in that IFRS is based on “fair value accounting” whereas either “lower of cost or market value” (LOCOM) or “cost less impairment” is used for regulatory capital purposes; (ii) positions may be treated under a different framework to determine regulatory capital (for example, tradable assets that are treated under market risk VaR); and (iii) differences in the scope of consolidation for IFRS (for example, special purpose entities consolidated for IFRS but not for regulatory capital purposes).
Under IFRS, our realized gains for equity investments were CHF 18 million for the six-month period ended 30 June 2010 (CHF 77 million for the twelve-month period ended 31 December 2009), and our unrealized gains related to financial investments available-for-sale were CHF 370 million for the six-month period ended 30 June 2010 (CHF 466 million for the twelve-month period ended 31 December 2009). We had no unrealized gains and losses that were not recognized either on the balance sheet or in the statement of income relating to available-for-sale investments and financial assets designated at fair value. In addition, there was no significant disparity between the share prices of investment positions held in publicly quoted entities and their fair values.

Basel II Pillar 3 first half 2010 report

Market risk

Risk-weighted assets attributable to market risk reduced to CHF 11,367 million as of 30 June 2010, compared with CHF 12,861 million as of 31 December 2009, as we adopted a more cautious approach to risk taking in second quarter 2010 in light of volatile markets. The market risk regulatory capital requirement is 8% of the respective risk-weighted assets. Market risk regulatory capital and risk-weighted assets are derived from our VaR model and are subject to regulatory determined multipliers.

UBS: Value-at-Risk (10-day 99% confidence, 5 years of historical data)

	For the six-month period ended 30.6.10				For the year ended 31.12.09
CHF million	Min.	Max.	Average	30.6.10	Min.	Max.	Average	31.12.09

Business divisions

Investment Bank	132	446	248	184	179	541	315	286

Wealth Management & Swiss Bank	0	1	1	1	0	1	0	0

Wealth Management Americas	19	30	24	23	15	32	21	30

Global Asset Management	1	1	1	1	0	7	2	1

Treasury activities and other corporate items	5	71	15	13	2	67	14	7

Diversification effect	[1]	[1]	(30)	(23)	[1]	[1]	(37)	(23)

Total regulatory VaR	140	453	259	199	187	545	315	301

Diversification effect (%)			(10)	(10)			(11)	(7)

1 As the minimum and maximum occur on different days for different business divisions, it is not meaningful to calculate a portfolio diversification effect.

Investment Bank: Value-at-Risk (10-day 99% confidence, 5 years of historical data)

	For the six-month period ended 30.6.10				For the year ended 31.12.09
CHF million	Min.	Max.	Average	30.6.10	Min.	Max.	Average	31.12.09

Risk type

Equities	47	82	59	67	55	115	71	57

Interest rates	54	138	90	111	64	149	98	116

Credit spreads	225	496	349	324	216	489	332	322

Foreign exchange	8	54	24	16	4	55	27	27

Energy, metals & commodities	5	15	10	7	9	25	16	12

Diversification effect	[1]	[1]	(283)	(339)	[1]	[1]	(229)	(248)

Total regulatory VaR	132	446	248	184	179	541	315	286

Diversification effect (%)			(53)	(65)			(42)	(46)

1 As the minimum and maximum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification effect.

UBS: Value-at-Risk (1-day 99% confidence, 5 years of historical data)1

		For the six-month period ended 30.6.10				For the year ended 31.12.09
CHF million		Min.	Max.	Average	30.6.10	Min.	Max.	Average	31.12.09

Investment Bank	Regulatory VaR[2]	57	96	75	65	63	167	103	78

UBS	Regulatory VaR[2]	58	97	77	67	64	170	104	79

1 10-day 99% regulatory VaR and 1-day 99% regulatory VaR results are calculated separately from underlying positions and historical market moves. They cannot be inferred from each other.   2 Backtesting is based on 1-day 99% regulatory VaR.

Backtesting

Backtesting compares 1-day 99% regulatory VaR calculated on positions at the close of each business day, with the revenues arising on those positions on the following business day. Backtesting revenues exclude non-trading revenues, such as fees and commissions and estimated revenues from intraday trading. A backtesting exception occurs when backtesting revenues are negative and the absolute value of those revenues is greater than the previous day’s VaR.
We experienced one backtesting exception in the six-month period ended 30 June 2010, in May 2010, due to extreme market moves which followed the announcement of the European Central Bank’s financial aid package for certain European countries. This was our first backtesting exception since second quarter 2009. We experienced four backtesting exceptions in 2009.
The first histogram below shows daily backtesting revenues in the Investment Bank for the six months to 30 June 2010. In the second histogram, the daily backtesting revenues are compared with the corresponding VaR over the same six-month period for days when backtesting revenues were negative. A positive result in this histogram represents a loss less than VaR while a negative result represents a loss greater than VaR and therefore a backtesting exception.
We investigate all backtesting exceptions and any exceptional revenues on the profit side of the VaR distribution. In addition we report all backtesting results to senior business management, the Group Chief Risk Officer (CRO) and business division CROs.
Backtesting exceptions are also reported to internal and external auditors and relevant regulators.

Investment Bank: backtesting revenues1 distribution

Investment Bank: analysis of negative
backtesting revenues1

Basel II Pillar 3 first half 2010 report

Operational risk

Risk-weighted assets attributable to operational risk were CHF 49,046 million as of 30 June 2010, compared with CHF 46,144 million as of 31 December 2009. The increase in risk-weighted assets was agreed with FINMA in first quarter 2010. Operational risk regulatory capital requirement is 8% of the respective risk-weighted assets.

Securitization

Securitization exposures retained or purchased

The tables below provide a breakdown of our securitization exposures retained or purchased (irrespective of our role in the securitization transaction, i.e. originator or investor) split by asset type and risk weighting band, as well as a breakdown of the related capital charges into risk weighting bands.

The reduction in our securitization exposures in the first six months of 2010 related primarily to a reduction in our exposures to student loan auction rate securities, due to redemptions by issuers and sales in the secondary market. The increase in capital charges on 30 June 2010, compared with 31 December 2009, resulted mainly from rating downgrades.

	Exposure amount
CHF million	30.6.10	31.12.09

Exposure type

Commercial mortgages	2,061	3,316

CDOs and CLOs[1]	9,242	9,565

Student loans	12,519	18,010

Other	3,023	2,182

Total	26,846	33,074

1 Collateralized loan obligations.

Capital charge for securitization exposures retained or purchased by risk weights
	Exposure amount		Capital charge
CHF million	30.6.10	31.12.09	30.6.10	31.12.09

0–10%	8,600	9,047	56	57

over 10–15%	7,691	13,236	80	139

over 15–20%	3,149	4,511	53	75

over 20–35%	1,125	2,560	8	71

over 35–50%	148	222	6	9

over 50–75%	1,773	295	105	17

over 75–100%	170	504	14	43

over 100–250%	841	289	162	61

over 250–1,250%	357	613	144	209

deducted from capital	2,992	1,797	2,992	1,797

Total	26,846	33,074	3,620	2,478

Securitization activity during the period

We did not securitize any exposures during the first six months of 2010 or in the full-year 2009.

Total outstanding exposures securitized via synthetic securitizations

Prior to 2008, we securitized exposures via synthetic securitizations as part of our global reference-linked note program. At the point of securitization, we retained certain securitization exposures (typically senior tranches) for all synthetic securitization structures that we transacted. The global reference-linked note program mainly consisted of multi-asset securitization structures which referenced residential mortgages, credit card receivables, corporate debt and other asset backed securities. Total outstanding exposures (based on exposures used to determine regulatory capital) that were part of synthetic securitizations decreased to CHF 2.7 billion on 30 June 2010, compared with CHF 3.2 billion on 31 December 2009.

Amount of impaired / past due assets securitized – synthetic securitizations

On 30 June 2010, CHF 47 million of outstanding impaired or past due exposures had been securitized by UBS via a synthetic securitization, compared with CHF 102 million on 31 December 2009. The exposure values are based on the amounts referenced in the transaction and are included in the impaired category when a credit event has occurred.

Losses recognized on originated transactions during the period

For the six-month period ended 30 June 2010, losses of CHF 60 million (CHF 34 million for the twelve-month period ended 31 December 2009) have been recognized on securitization tranches purchased or retained in respect of securitizations originated by UBS. This takes into account the offsetting effects of any credit protection that was an eligible risk mitigation instrument for the retained or repurchased tranche. We partially report such exposures on a fair value basis and partially on an amortized cost less impairment basis. These losses are mainly related to the global reference-linked note program.

Basel II Pillar 3 first half 2010 report

Interest rate risk in the banking book

Risk profile

Interest rate risk sensitivity figures are provided for the impact of a one basis point change in interest rates, which is one of the ways in which non-trading interest rate risks are assessed for internal risk management purposes. In addition, the impact of an adverse parallel shift in interest rates of 200 basis points on our non-trading interest rate risk exposures is significantly below the threshold of 20% of eligible regulatory capital specified by regulators to identify banks that may be required to hold additional regulatory capital against this risk.

Impact of one basis point parallel increase of the yield curves1

This table shows the impact of a one basis point parallel increase of the yield curves on our interest-rate-sensitive banking book positions on 30 June 2010.

CHF million	30.6.10	31.12.09

CHF	(0.1)	(0.3)

EUR	(0.1)	(0.2)

GBP	0.1	(0.3)

USD	(2.0)	(0.8)

Other	(0.1)	(0.1)

Total impact on interest-rate-sensitive banking book positions	(2.2)	(1.8)

1 Does not include interest rate risk sensitivities in respect of our inventory of student loan auction rate securities (ARS) or our commitment to purchase client holdings of student loan ARS. From an economic perspective, these exposures are not materially affected by parallel shifts in USD interest rates, holding other factors constant. For further information on these exposures please refer to the “Risk concentrations” section of our Annual Report 2009 and the “Risk concentrations” section of our second quarter 2010 financial report.

Information sources

Reporting publications

Annual publications: Annual report (SAP no. 80531; English and German). The report includes a letter to shareholders and a description of: UBS’s strategy, performance and responsibility; the strategy and performance of the business divisions and the Corporate Center; risk and treasury management; corporate governance and executive compensation; and financial information, including the financial statements. Review (SAP no. 80530; English, German, French and Italian). This booklet contains key information on UBS’s strategy and financials. Compensation report (SAP no. 2307; English and German). This report discusses compensation for senior management and the Board of Directors.

Quarterly publications: Letter to shareholders (English, German, French and Italian). This letter provides a quarterly update from executive management on our strategy and performance. Financial report (SAP no. 80834; English). This report provides a detailed description of our strategy and performance for the respective quarter.

How to order reports: The annual and quarterly publications are available in PDF format on the internet at www.ubs. com/investors/topics in the “Financial information” section. Printed copies can be ordered from the same website by ac-

cessing the order / subscribe panel on the left-hand side of the screen. Alternatively, they can be ordered by quoting the SAP number and the language preference, where applicable, from UBS AG, Print & Publications, P.O. Box, CH-8098 Zurich, Switzerland.

Other information

The Investor Relations website: www.ubs.com/investors. This provides the following information on UBS: financial information (including results-related SEC filings); corporate information; UBS share price charts and data and dividend information; the UBS event calendar; and the latest presentations by management for investors and financial analysts. Available in English and German, with some sections also available in French and Italian.

Results presentations: UBS’s quarterly results presentations are webcast live. A playback of the most recent presentation can be downloaded at www.ubs.com/presentations.

Messaging service/UBS news alert: On the www.ubs.com/newsalert website, it is possible to subscribe to receive news alerts about UBS via text message (SMS) or e-mail. Messages are sent in English, German, French and Italian and it is possible to state preferences for the theme of the alerts received.

Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Percentages and percent changes are calculated based on rounded figures displayed in the tables and text and may not precisely reflect the percentages and percent changes that would be derived based on figures that are not rounded.

UBS AG
P.O. Box, CH-8098 Zurich
P.O. Box, CH-4002 Basel

www.ubs.com

     This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Numbers 33-153882; 333-156695; and 333-156695-01 to -17) and Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; 333-49210; 333-103956; 333-127180; 333-127182; 333-127183; 333-127184; 333-162798; 333-162799; and 333-162800) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
By:	/s/ Louis Eber
	Name:	Louis Eber
	Title	Group Managing Director

By:	/s/ Sarah M. Starkweather
	Name:	Sarah M. Starkweather
	Title	Director

Date: August 12, 2010